Exhibit 99.(c)(2)

Summary Materials Project Eliot
Sum-of-the-Parts Valuation
Implied Premium Analysis
Overview of Selected Precedent Transaction Premia
Equity Research Approach to Valuation
Overview of Cannacord Adams Report
Distilled Value Arguments
Eliot Public Market Trading

Highly Confidential Summary Materials Project Eliot Goldman Sachs International 7th April, 2006

Sum-of-the-Parts Valuation Per Share Key Assumptions Sensitivity Hard Assets Humira 386p $3bn peak sales; 9% WACC $4bn peak sales would be 498p/share Cash 287p £152m as at end Q1 2006 Running Costs (115p) Overhead costs run to 2022 Morphosys Stake 22p 580p/share Soft Assets ABT 874 18p CAT 354 44p Other Pipeline 37p Thomas Collaboration 20p Assumes 50% IRR on money invested to date 119p/share Total Value 699p/share Increase in Humira peak sales to $4bn would give total value of 811p/share

Implied Premium Analysis Offer Price per Share (p) Premium to Trading Prices 900 925 950 975 1000 750p 20.0% 23.3% 26.7% 30.0% 33.3% 775p 16.1% 19.4% 22.6% 25.8% 29.0% 800p 12.5% 15.6% 18.8% 21.9% 25.0% Absolute Premium Ex. Thomas’ Existing Stake (£m)1 53.4 64.1 74.8 85.5 96.2 Offer Price Less Cash per Share (p) Premium to Current Price Less Cash2 613 638 663 688 713 (775p-287p) 488 25.6% 30.8% 35.9% 41.0% 46.1% Offer Price Less Net Cash per Share (p) Premium to Current Price Less Net Cash3 727 752 777 802 827 (775p-287p+115p) 602 20.8% 24.9% 29.1% 33.2% 37.4% Offer Price Less Cash Less Humira per Share (p) Premium to Current Price Less Cash and NPV of Humira Royalties4 227 252 277 302 327 (775p-287p-386p) 102 123.0% 147.6% 172.2% 196.8% 221.4% 1 Assumes share price of 775p and assumes 42.7m shares outstanding (excluding 19.35% existing stake of Thomas). 2 Assumes share price 775p and assumes 287p cash per share or £152.3m of cash as at 31-Dec-2005. 3 Assumes net cash equals to cash less overheads costs, and assumes 115p overhead costs per share or £60.7m of overheard costs (discounted at 9.0%). 4 Assumes share price 775p, assumes 287p cash per share or £152.3m of cash as of 31-Dec-2005, and assumes 386p per share for Humira

3 Overview of Selected Precedent Transaction Premia Precedent Biotech Transactions Average 1 day prior premium of biotech deals since 2001 is 39% (51% for prior month) — Premium for Celltech was 28% (22% for prior month) — Premium for Abgenix was 54% (68% for prior month) UK Takeover Premia 2005 Announced Deals 20.1% 23.0% 27.4% 0 10 20 30 40 1 Day Before Announcement 1 Week Before Announcement 1 Month Before Announcement Average Premium (%) 0 10 20 30 40 # of Deals 33 Deals Relative Share Price Performance Post Amgen/Abgenix 1 2 3 4 5 6 61.5% 53.6% 26.9% 19.3% 12.6% 11.3% 21.8% 16.8% 40.6% 33.6% 127.7% 54.6% Genmab Abgenix Medarex Morphosys Dyax Eliot % Price Performance Since 14-Dec-2005 Excluding Cash Including Cash Source: SDC 1 Net cash of position of 1,253DKK as of 31-Dec-2005. 2 Net debt position of $233m as of 31-Dec-2005. 3 Net cash position of $201m as of 31-Dec-2005. 4 Net cash position of €54m as of 31-Dec-2005. 5 Net cash position of $39m as of 31-Dec-2005. 6 Net cash position of £152m as of 31-Dec-2005

4 Equity Research Approach to Valuation Pence per Share 702 706 491 520 400 282 99 103 72 276 285 289 291 992 925 866 729 689 645 7.5 219 282 (179) Humira Other Pipeline Cash HQ Costs Merrill Lynch 21-Feb-2006 Canaccord Adams 09-Feb-2006 Lehman 07-Mar-2006 Morgan Stanley 22-Oct-2006 CSFB 03-Feb-2006 Goldman Sachs 06-Feb-006 WACC: 13% The only other compound taken into account is ABT-874 as they believe rest of pipeline is too early Royalty rate of 2.6888% WACC: 10% Peak sales of Humira: $2bn (RA), $500m Crohn’s disease and $500m psoriasis Royalty rate of 2.6888% Includes royalties up until 2018 Unclear how Humira value calculated Peak sales of Humira franchise of $2,980m Lympostat-B holds peak sales of $750m Pipeline valued at 100p/share Cash balance of £152.2 SG+A cost estimated at £13m for 2006 Humira will exceed $3bn in sales in 2009 Deducts £98.8m in R&D/continuing operative value WACC: 7% Assumes Humira royalties out to 2015 Royalty rate of 2.6888% SG+A cost estimated at £12.6m for 2006 Cash balance £151m WACC: 11% The most valuable compound apart from Humira is CAT-354

5 Overview of Cannacord Adams Report 9-Feb-2006 Marketed Product Compound Indication Peak Sales ($m) Royalty Rate (%) NPV p/share Other Brokers’ Comments Humira (RA) 2bn 2.68 Lehman peak sales $2.9bn for Humira total Morgan Stanley sales $3bn for Humira total (in 2009) Humira (Crohn’s) 500 Humira (Psoriasis) 500 Total 706.0 Pipeline Products Compound Phase Expected Launch POS Peak Sales ($m) Royalty Rate NPV p/share Comments CAT 354 II 1bn 44.0 Lehman 34p/share Morgan Stanley attributes no value GS1008 I 550 46.0 Morgan Stanley 30p/share ABT-874 Crohn’s III 2009 50% 350 2.84 29.8 Lehman 23p/share (all indications) Merrill Lynch attributes 0% probability of success ABT-874 MS II 2010 30% 500 2.84 22.2 Merrill Lynch 7.5p share (MS only) Merrill Lynch 20% probability of success ABT-874 Psoriasis II 2011 10% 250 2.84 3.2 Lymphostat-B SLE II 2009 20% 150 3.08 5.5 Lehman 28p/share (all indications) Morgan Stanley 15p/share (indications not stated) Lymphostat-B RA II 2008 40% 500 3.08 42.5 HGS-ETR1 II 2009 25% 250 3.08 23.1 Morgan Stanley 10p/share MY0-029 I/II 2010 10% 150 3.08 2.4 CAT-3888 II 2010 10% 3 25.00 0.4 Total 219 Cash Assumes current cash balance will be used to deliver pipeline Discount Rate WACC 11% Merrill Lynch 13% WACC

Goldman Sachs

Distilled Value Arguments

Theme	Thomas Arguments	Eliot Arguments
■ [Cannacord] is a fair price	■ Above analyst target prices — Median is 775p — Highest is 925p ■ Above Thomas' bottom-up sum-of-the-parts value ■ Recognises value of early pipeline and technology ■ Significant premium when financial assets (cash and Humira royalties) are excluded ■ No synergies in transaction	■ Highest analyst valuation is actually 992p ■ Eliot price could advance significantly this year — MS indication for ABT 874 — CAT 3888 Ph II data — CAT 354 licensing — Crohn's indication for Humira
■ Premium	■ Our offer price is based on financial sum-of-the-parts value which fully values all aspects of Eliot ■ Our offer also results in a significant premium when financial assets (cash and Humira royalties) which should not attract a premium are excluded ■ Based on undisturbed share price of 775p and excluding cash, our offer would imply a premium of 30% ■ Abgenix premium not relevant since it had a late stage product and valuable manufacturing	■ Eliot shareholders would expect as fair a similar premium to that given to Abgenix by Amgen ■ Biotech transactions have an average premium of 39%
■ Value to Abbott	■ Humira royalties are received by Eliot, and Eliot's WACC is observable in market — Barra predicted beta of 2.0% gives WACC of 11% ■ Our sum-of-the-parts analysis reaches only the current share price	■ Abbott's perspective is Humira peak sales higher than $5bn, and their WACC is 7%, so they will value Humira at £7/share ■ Valuing cash and other pipeline easily gets a value of above £10/share

6

7 Eliot Public Market Trading Last Twelve Months 2006 YTD 500 600 700 800 900 1,000 1,100 06-Apr-2005 05-Aug-2005 06-Dec-2005 06-Apr-2006 Indexed to Eliot Share Price (p) Eliot 30 day Avg. 60 day Avg. 90 day Avg. FTSE All Share 986p 793p 770p 727p 717p 600 650 700 750 800 850 30-Dec-2005 31-Jan-2006 02-Mar-2006 03-Apr-2006 Indexed to Eliot Share Price (p) Eliot 7 day Avg. 793p 778p Source: Datastream as of 06-Apr-2006